

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 9, 2017

David S. McKenney
Chief Financial Officer
Sundance Energy, LP.
814 East Main Street
Richmond, VA 23219

   Re: **Sundance Energy, LP.**
     Draft Registration Statement on Form S-1
     Submitted February 10, 2017
     CIK No. 0001696088

Dear Mr. McKenney:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please also submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. Additionally, please note that disclosures in the sales literature should also be included in the prospectus and are required to present a balanced discussion of the risks and rewards of investing in the entity.

3.   We note your statement that management – i.e. Messrs. Knight and McKenney – have "limited experience" in the oil and gas industry. It appears from your disclosure that such experience is limited to Energy 11, in which offering you engaged experienced oil executives to seek and oversee the management of properties. In a prominent location in the prospectus, provide disclosure of how you plan to seek out properties and oversee the operation of such properties to the extent that you intend to follow the procedures you have followed for Energy 11. Also, if applicable, provide the information for significant employees under Items 401-404 of Regulation S-K.

4.   We note your disclosure throughout the prospectus regarding certain actions that may occur in connection with a liquidity event. However, it does not appear that there are any provisions requiring the general partner to declare a liquidity event. Please advise or revise your disclosure to clarify that information.

Prospectus Summary

The Offering, page 9

5.   We note the brief description of the compensation to the general partner, its affiliates and certain non-affiliates regarding fees and compensation from the offering of the common units.   Provide a comparable, brief description of the other fees set forth under "Compensation."

6.   Please revise your conflicts disclosure on page 11 to briefly address the ways in which Energy 11, an affiliated entity, may compete directly with you for properties.

Risk Factors

Risks Related to an Investment in the Partnership

7.   Please revise to include a risk factor that addresses how the structure of your compensation arrangement incentivizes management to select assets that have a greater cost, consistent with your later disclosure on page 41.

8.   Please revise to disclose that your partnership agreement includes a choice of forum clause and briefly describe the attending risks.

9.   Please include risk factor disclosure addressing the "SEC Settlement" and "FINRA Action" cited elsewhere in your prospectus.

Our distributions to our common unitholders…, page 15

10.   Revise to specifically address the fact that funding distributions utilizing offering proceeds could constitute a return of capital.

Conflicts of Interest

Conflicts Regarding Transactions with Related Parties, page 40

11.   Please revise to better discuss the methods to be used to allocate oil and gas property acquisition opportunities between you and Energy 11, if known. Please also supplement your brief discussion in the risk factors section on page 17 to more specifically address potential conflicts that may arise between you and Energy 11 regarding similar targeted assets.

12.   Expand the disclosure of the Energy11 offering to indicate the total dollar amount of securities offered.

Compensation, page 46

13.   Please update your reimbursement disclosure in the Methods of Compensation column, to clarify, if true, that such amounts also include allocable portion of salaries paid to officers of your general partners and/or affiliates.

14.   We note that you expect that such reimbursement will be approximately $3.0 million if the maximum offering is achieved. Please revise to state, both here and in your cover page risk factors, that your partnership agreement does not impose any limitation on the amount reimbursable for such expenses, consistent with your disclosure in the last paragraph on page 43.

Source of Funds and Estimated Use of Offering Proceeds, page 43

15.   Please revise your disclosure in this section to include the unsecured line of credit obtained from Bank of America, if applicable.

Management

Reimbursement of Expenses to General Partner in Connection with Operations of the Partnership, page 51

16.   We note that the general partner will be reimbursed for the "costs allocable" to the partnership including shared resources with Energy 11 for personnel. Please revise to discuss how rates associated with such time devoted to you will be determined.

Prior Real Estate Programs, page 52

17.   We note your inclusion of narrative disclosure regarding the prior performance of various real estate vehicles with investment objectives dissimilar from your own. Please balance your discussion with any adverse business developments or conditions.

Proposed Activities

Our Investment Objectives, page 56

18.   Please revise to explain whether the partnership agreement restricts the ability of your General Partner to modify your investment and finance objectives and modify your summary risk factors to discuss the same.

Well Operations, page 59

19.   We note from your disclosure in the forepart of the prospectus that you will be "substantially dependent" on third-party operators to manage the day-to-day operations for the properties you acquire. Please revise in this section to better explain the process for identifying operators. Explain what systems you plan to employ, if any, to monitor the performance of said operators and describe the anticipated compensation structures for these arrangements.

Summary of the Limited Partnership Agreement, page 82

20.   We note disclosure elsewhere regarding conflicts that may arise as a result of the incentive distribution rights. Please update your disclosure in this section to better discuss these units, including the terms as well as the ability of your general partner to transfer such units and the triggering events for such transfers.

Financial Statements

Statement of Cash Flows; page F-6

21.   Please revise your statement of cash flows to present the initial capitalization transaction as a financing activity.

Closing Comments

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannerella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: William B. Nelson
        Haynes and Boone, LLP